UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                         HMG/COURTLAND PROPERTIES, INC.
                               (Name of Issuer)

                          COMMON STOCK, $1 PAR VALUE
                        (Title of Class of Securities)

                                   H002071B
                                (CUSIP Number)

                                 EMANUEL METZ
                             CIBC OPPENHEIMER CORP.
                           ONE WORLD FINANCIAL CENTER
                                200 LIBERTY ST.
                           NEW YORK, NEW YORK 10281
                                (212) 667-7000
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 February 4, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 5 Pages
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CUSIP No. H002071B                  13D                Page 2 of 5 Pages

________________________________________________________________________

  (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                                 Emanuel Metz
________________________________________________________________________

  (2)  Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a)                                                           [ ]
       (b)                                                           [ ]
________________________________________________________________________

  (3)  SEC Use Only
________________________________________________________________________

  (4)  Source of Funds (See Instructions)                             PF
________________________________________________________________________

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________

  (6)  Citizenship or Place of Organization                       U.S.A.
________________________________________________________________________

                 (7)  Sole Voting Power                           59,500
Number of        _______________________________________________________
Shares
Beneficially     (8)  Shared Voting Power                          - 0 -
Owned by         _______________________________________________________
Each
Reporting        (9)  Sole Dispositive Power                      59,500
Person With      _______________________________________________________

                 (10) Shared Dispositive Power                     - 0 -
________________________________________________________________________

  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  59,500
________________________________________________________________________

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________

  (13)  Percent of Class Represented by Amount in Row (11)          5.1%
________________________________________________________________________

  (14)  Type of Reporting Person (See Instructions)                   IN
________________________________________________________________________
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CUSIP No. H002071B                     13D             Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission (the "Commission") by the person named in Item 2 below on July 27, 1998 relating to the common stock, par value $1 per share ("Common Stock"), of HMG/Courtland Properties, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 2701 So. Bayshore Drive, Coconut Grove, Florida 33133.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  The person filing this Statement is Emanuel Metz (the
"Reporting Person").

     (b) The Reporting Person's business address is CIBC Oppenheimer Corp., One World Financial Center, 200 Liberty Street, New York, New York 10281.

     (c)  The Reporting Person is a Managing Director at CIBC
Oppenheimer Corp., an investment bank and brokerage firm, whose principal place of business is One World Financial Center, 200 Liberty Street, New York, New York 10281.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the past five years, the Reporting Person has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person purchased 59,500 aggregate shares of common stock, representing a net investment cost of $345,000.00. The securities were acquired with personal funds of the Reporting Person. Portions of the Common Stock are held in margin accounts, cash accounts, and an IRA account at CIBC Oppenheimer Corp.

ITEM 4.  PURPOSE OF TRANSACTION.

     The securities were acquired for investment purposes only.

     The Reporting Person has no plan or proposal which relates to or would result in any of the events listed in Items 4(a) through (j) of
Schedule 13D.

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CUSIP No. H002071B                     13D             Page 4 of 5 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person is deemed to be the beneficial owner of 59,500 shares of Common Stock. The Reporting Person's deemed beneficial ownership represents approximately 5.1% of the common shares. This percentage was calculated based upon the Issuer's 1,166,835 common shares issued and outstanding as of April 30, 1998, as reflected in the Issuer's 10-QSB statement for the quarter ended March 31, 1998.

     (b) The Reporting Person has sole voting power and sole dispositive power for all the shares of Common Stock listed in 5(a) above.

     (c) The Reporting Person acquired more than five percent of the outstanding shares on February 4, 1998 when he purchased 5,000 shares of common stock at $4 5/8 per share on the open market. In the 60 days prior to that purchase, the Reporting Person did not acquire any shares in the Issuer. The Reporting Person has also not acquired any shares in the Issuer since February 4, 1998.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned beneficially by the Reporting Person.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



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CUSIP No. H002071B                     13D             Page 5 of 5 Pages


                                 SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 27, 1998


                                   By:  /s/ Emanuel Metz
                                        --------------------------------
                                        Emanuel Metz




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